Exhibit 99.30

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CannTrust Holdings Inc.
3280 Langstaff Road, Unit 1
Vaughan, Ontario L4K 4Z8

Item 2.	Date of Material Change
November 1, 2017

Item 3.	News Releases
A press release in the form of Schedule A attached hereto was disseminated on November 1, 2017 via Cision news service.

Item 4.	Summary of Material Change
CannTrust Holdings Inc. ("CannTrust" or the "Company", CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR") program, has announced that it has amended its agreement with Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. as lead underwriters (the "Lead Underwriters") on behalf of a syndicate of underwriters including Canaccord Genuity Corp., Eight Capital Corp. and Haywood Securities Inc. (together with the Lead Underwriters, the "Underwriters") and have agreed to increase the size of its previously announced $15,000,000 "bought deal" private placement offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a "bought deal basis", 3,500,000 common shares ("Shares") from the treasury of the Company, at a price of $5.00 per Share (the "Offering Price") for aggregate gross proceeds of $17,500,000 (the "Offering").

The Company has granted the Underwriters an option ("Over-Allotment Option"), exercisable in whole or in part, to purchase up to an additional 500,000 Shares from the treasury of the Company at the Offering Price exercisable at any time on or up to 30 days following the closing of the Offering, for market stabilization purposes and to cover over-allotments, if any. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering shall be $20,000,000.

Closing of the Offering is expected to occur on or about November 30, 2017.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change
See Schedule A attached.

5.2 Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following officer of the Company may be contacted for further information:

Ian Abramowitz, Chief Financial Officer
CannTrust Holdings Inc.
647 872-2300
IAbramowitz@canntrust.ca

Item 9.	Date of Report
This report is dated this 2nd day of November, 2017.

Schedule A

NOV 1 2017 18:30 ET

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CannTrust™ Announces Upsize of Previously Announced Bought Deal Private Placement to $17,500,000

VAUGHAN, ON, November 1, 2017 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company" I CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR") program, announces that it has amended its agreement with Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. as lead underwriters (the "Lead Underwriters") on behalf of a syndicate of underwriters including Canaccord Genuity Corp., Eight Capital Corp. and Haywood Securities Inc. (together with the Lead Underwriters, the "Underwriters") and have agreed to increase the size of its previously announced $15,000,000 "bought deal" private placement offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a "bought deal basis", 3,500,000 common shares ("Shares") from the treasury of the Company, at a price of $5.00 per Share (the "Offering Price") for aggregate gross proceeds of $17,500,000 (the "Offering").

The Company has granted the Underwriters an option ("Over-Allotment Option"), exercisable in whole or in part, to purchase up to an additional 500,000 Shares from the treasury of the Company at the Offering Price exercisable at any time on or up to 30 days following the closing of the Offering, for market stabilization purposes and to cover over-allotments, if any. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering shall be $20,000,000.

Closing of the Offering is expected to occur on or about November 30, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About CannTrustTM

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontarioand with this recently received Health Canada Cultivation Licence is set to begin production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence- based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward -looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, 1-833-688-TRST (8778), www.canntrust.ca/investor-relations

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